Exhibit 12.1

The Hanover Insurance Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Fiscal Years Ended December 31
	2016	2015	2014	2013	2012
Income before income taxes	192.3	439.4	378.0	329.1	28.7
Fixed charges:
Interest expense	54.9	60.6	65.8	65.8	62.5
Interest portion of rental expense	6.1	5.7	6.7	7.1	7.4
Total fixed charges	61.0	66.3	72.5	72.9	69.9
Income before income taxes and fixed charges	253.3	505.7	450.5	402.0	98.6
Ratio of earnings to fixed charges	4.152	7.627	6.214	5.514	1.411